

22004774

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67840

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Intercam Securities, Inc**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1220 Brickell Ave Suite 600

(No. and Street)

Miami	**FL**	**33131**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Everardo Vidaurri	**305-377-8008**	**intercam@thefinop.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kaufman Rossin & Co P.A

(Name – if individual, state last, first, and middle name)

3310 Mary Street, Suite 501 Miami	**FL**	**33133**
(Address)	(City)	(State)	(Zip Code)

10/16/2003	**137**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Everardo Vidaurri_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intercam Securities, Inc_____, as of December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:_____

Title:_____

Chief Executive Officer   Singed 2/11/2022

Tiffany Nealon

Notary Public

TIFFANY NEALON
MY COMMISSION # HH 077757
EXPIRES: April 5, 2025
Bonded Thru Notary Public Underwriters

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INTERCAM SECURITIES, INC

C O N T E N T S



KAUFMAN | ROSSIN
cpa + advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Intercam Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Intercam Securities, Inc. as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Intercam Securities, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Intercam Securities, Inc.'s management. Our responsibility is to express an opinion on Intercam Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Intercam Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co., P.A.

We have served as Intercam Securities, Inc.'s auditor since 2009.

Miami, Florida
February 11, 2022



INTERCAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

CASH AND CASH EQUIVALENTS	$	1,035,495
COMMISSIONS RECIEVABLE		9,197
MUTUAL FUND FEES RECEIVABLE		243,662
CLEARING FIRM DEPOSIT, RESTRICTED CASH		100,000
EMPLOYEE ADVANCE, UNSECURED		11,270
OTHER ASSETS		47,851
SECURITY DEPOSIT		46,000
RIGHT OF USE ASSET		1,121,484
PROPERTY AND EQUIPMENT, NET		123,897
	$	2,738,856

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable	$	336,311
Accounts payable and accrued liabilities		105,162
Lease liability		1,174,526
Total liabilities		1,615,999
LEASE COMMITMENT AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		1,122,857
	$	2,738,856

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Intercam Securities, Inc. (the "Company") incorporated on September 19, 2007 in the State of Florida, and on July 23, 2008 received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. In addition to the existing States of Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, New York, Oklahoma, South Dakota, Texas, Utah, Virginia, and Wyoming, during 2021 the Company registered in the State of New Jersey. The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company also buys and sells equities, mutual funds, corporate debt, U.S. Government bonds, put and call options and variable life insurance or annuities for its customers, primarily residing in Mexico, in an agency capacity and charges a commission. In addition, the Company may engage in group underwriting.

In August 2021, the Company filed a Continuing Member Application ("CMA") to allow introduced customers to trade online via the Pershing online trading platform, and to increase the number of non-supervisory offices by ten to accommodate current and or future staff to work from a Primary Residence Location (PRL). In August 2021, FINRA granted the change in membership. In October 2021, the Company filed a CMA to allow the company to engage in the sale of Private Placement Securities including non-traded Real Estate Investment Trusts (REITS). In December 2021, FINRA granted the change in membership.

The Company is a wholly owned subsidiary of Intercam Holdings, Inc. incorporated in the State of Florida. Intercam Holdings, Inc. ("Parent"), is wholly owned by Grupo Intercam, S.A. de C.V., which is domiciled in Mexico.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents.

Clearing Firm Deposit, Restricted Cash

Clearing firm deposit, restricted cash consists of contractually restricted account balances held at the Company's clearing broker.

Commissions Receivable

Commissions receivable primarily represent transactions for which the stated settlement dates have not been reached and commission earned on foreign currency exchange transactions. The carrying amounts may be reduced by an allowance that reflects management's estimate of amounts that may not be collected. As of December 31, 2021, no allowance has been recorded.

Mutual Funds Receivable

Mutual fund fees receivable represents 12b-1and retrocession fees earned by the Company for providing certain ongoing distribution and marketing support services from mutual fund companies for products which are held by the Company's clients. The fees are generally based on the average daily market value of client assets held in a company's mutual fund and are accrued using management's best estimate based on prior quarterly fees received.

Revenue from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. The Company classifies its revenues into the following categories:

Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Riskless Principal Transactions. The Company buys and sells securities on behalf of its customers through riskless principal transactions, resulting in little to no market risk to the Company. Each time customers enter into a buy or sell transaction; the Company charges a markup or markdown and earns a fee. Principal trading fees and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Markup or Markdown, fees, and related clearing expenses are recorded on a trade-date basis.

Mutual Fund Fees. The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients. In general, these fees are in the form of 12b-1 payments and retrocession fees. These fees are generally based on the average daily market value of client assets held in a company's mutual fund. The fees are paid monthly or quarterly.

The Company believes that its performance obligation is the sale of securities to investors, as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Mutual fund fees recognized in the current year are primarily related to performance obligations that have been satisfied during the year.

Employee Advance, Unsecured

The outstanding employee advance receivable is stated at the outstanding balance of funds due for repayment of cash advances. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of 5 and 7 years or the term of the lease for leasehold improvements.

Leases

The Company determines if an arrangement is a lease at inception. The Company's lease for office space is classified as an operating lease. Operating leases are included in the right-of-use ("ROU") assets and lease liabilities in the Company's statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising for the lease. A lease liability and corresponding right of use ("ROU") asset are recognized based on the present value of the minimum lease payments and do not include other variable contractual obligations, such as operating expenses, real estate taxes and employee parking. These costs are accounted for as period costs and expensed as incurred. When calculating the measurement of ROU assets and lease liabilities, the Company uses its incremental borrowing rate based on the information available as of the lease commencement date. Lease cost for lease payments is recorded on a straight-line basis over the lease term.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method, whereby, deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax assets considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2021 consisted of the following:

Furniture and fixtures	$	88,765
Office equipment		105,303
Leasehold improvements		53,311
		247,379
Less: Accumulated depreciation and amortization		(123,482)
	$	123,897

NOTE 3.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2021, the Company's "Net Capital" was $649,743, which exceeded the requirements by $599,743, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.76 to 1.

NOTE 4.   LEASES

Operating Leases

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, FL. The lease matures on November 30, 2027 and is secured by a non-interest-bearing security deposit of $35,000. The lease provides for increases in future minimum annual rental payments based on defined increases in the lease agreement and requires the Company to pay its share of real estate taxes, insurance and shared common area maintenance.

The following is a maturity analysis of the approximate annual undiscounted cash flows of the operating lease liability as of December 31, 2021:

2022	$	205,000
2023		213,000
2024		238,000
2025		247,000
2026		255,000
Thereafter		242,000
Total minimum lease payments	$	1,400,000
Less Imputed interest		(225,000)
Present Value of the lease liabilities	$	1,175,000

Operating lease term and discount rate

Remaining lease term (years)	5.92
Discount rate	5.9%

NOTE 5.   RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2021, cash and cash equivalents of $569,529, clearing firm deposit restricted cash of $100,000, and commission receivables of $9,197 are held by and due from this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to cover fully, losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing firm and the Company seek to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing firm monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. In addition, the Company reviews margin levels on an as needed basis.

Coronavirus Pandemic

In March 2020, the World Health Organization declared the novel strain of the coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The pandemic currently has not significantly impacted the Company's operations. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. Therefore, while management does not anticipate that the COVID-19 outbreak will have a significant adverse impact on the Company's results of operations, financial position, liquidity, the duration and the intensity of the impact of COVID-19 outbreak and resulting disruption to the Company's operations is uncertain. The Company will continue to monitor the situation closely and assess the impact on its operations and financial results.

NOTE 6.   RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

Effective April 1, 2021, the Company amended an existing expense sharing agreement with Intercam Advisors, Inc. (the "Affiliate"). The Affiliate is related to the Company by virtue of common ownership. The affiliate agreed to reimburse the Company certain rents, salaries, employee expenses, communication and office expenses and market data.

In June 2019, the Parent entered into an agreement for a digital wealth advisor platform. The Company and the affiliate benefit from this platform and reimburse the Parent based on their allocated usage of the product. As of December 31, 2021, the Company reported $21,319 of prepaid platform fees which are reflected as a component of other assets on the statement of financial condition.

Employee Advance and Bonus

In June 2016, the Company hired a new registered representative. As part of the Company's job offer, the employee received a noninterest-bearing advance in the amount of $180,000, originally payable in monthly installments of $3,750 through July 15, 2020. Effective June 2019, the loan agreement was amended thereby modifying the repayment terms to quarterly instalments of $3,750 commencing June 15, 2019. As of December 31, 2021, the balance on the employee advance was $11,270.

NOTE 7.   INCOME TAXES

The Company files a consolidated federal income tax return, and combined Florida tax returns with its Parent, and computes its federal and state tax provision on a separate-company basis.

The deferred tax asset at December 31, 2021 approximates $626,000 and results primarily from net operating loss carry-forwards, which have been offset by a valuation allowance of the same amount. The Company has net operating loss carry-forward of approximately $2,521,000 available to apply against future taxable income through 2037. The Company has approximately $73,000 of net operating loss carryforwards from 2018 which do not expire. However, their utilization is limited to 80% of the taxable income. Both the deferred tax assets and valuation allowance decreased by approximately $32,000 during the year ended December 31, 2021, due primarily to temporary tax differences.

NOTE 8.   EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k)-profit sharing plan ("the Plan") that covers substantially all full-time employees meeting certain eligibility requirements. The Company has the annual option to contribute to the plan.

NOTE 9.   CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 11, 2022, which is the date the statement of financial condition was issued, and determined that no additional financial statement recognition or disclosure is necessary.